Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Daiichi Pharmaceutical Co., Ltd.:

We consent to the use of our report dated February 28, 2005, with respect to the consolidated balance sheets of Daiichi Pharmaceutical Co., Ltd. as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the two-year period ended March 31, 2004, and related financial statement schedule, included herein and to the references to our firm under the headings “Experts” and “Selected Historical Financial Data of Daiichi Pharmaceutical Co., Ltd.” in the prospectus.

/s/ KPMG AZSA & Co.

Tokyo, Japan

June 2, 2005